Exhibit 11.2

CPI CORP.
Computation of Per Common Share Earnings (Loss) — Basic
(Unaudited)

	16 Weeks Ended		40 Weeks Ended
	November 8, 2003	November 9, 2002	November 8, 2003	November 9, 2002
Basic:
Net loss applicable to common shares:
From continuing operations	$(4,377,017)	$(7,267,325)	$(7,932,335)	$(8,069,117)
From discontinued operations	--	(232,635)	--	(152,496)

Net loss	$(4,377,017)	$(7,499,960)	$(7,932,335)	$(8,221,613)

Shares:
Weighted average number of common shares
outstanding	18,339,623	18,282,506	18,339,325	18,277,177
Less: Treasury stock - weighted average	(10,267,793)	(10,238,303)	(10,250,099)	(10,238,303)

Weighted average number of common and
common equivalent shares outstanding	8,071,830	8,044,203	8,089,226	8,038,874

Net loss per common and common equivalent shares:
From continuing operations	$(0.54)	$(0.90)	$(0.98)	$(1.00)
From discontinued operations	--	(0.03)	--	(0.02)

Net loss	$(0.54)	$(0.93)	$(0.98)	$(1.02)